

Mail Stop 3561

May 28, 2009

<u>Via U.S. Mail</u>

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

> **Re:**   **Smart Kids Group, Inc.**
> **Amendment No. 6 to Form S-1**
> **Filed May 13, 2009**
> **File No. 333-153294**

Dear Mr. Shergold:

We have reviewed your responses to the comments in our letter dated May 1, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>General</u>

1. The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

<u>Summary – General, page 3</u>

2. We note your response to prior comment 3. Please reconcile your disclosure in the fifth sentence of the first paragraph that your products are targeted to children between the ages of 6 and 12 with your disclosure in the sixth sentence that the "Be Alert Bert" series is targeted to children ranging from preschool age to 12 years old. Revise your Description of Our Business section for consistency.

3. We note your response to prior comment 4. Please revise the fifth sentence of the second paragraph to clearly disclose that although license renewal negotiations are expected to begin in mid-2009, there is no guarantee that such contracts will be renewed.

4. We note your response to prior comment 6. Please define and explain technical or computer-specific terms so that they can be clearly understood by an investor unfamiliar with such terms. For example, please provide more detail and clarity regarding the following phrases: (1) "identification and documentation" of key site technology components, (2) access prevention to block "Denial of Service" attacks and (3) data mining.

5. We note your response to prior comment 8. Revise the first full paragraph on page 4 to provide brief disclosure in your Summary section regarding your strategy for generating revenues and any obstacles that may prevent you from achieving this goal. Please revise your Description of Business section to provide a more detailed discussion in this regard.

Intellectual Property, page 4

6. We note your response to prior comment 9. Please revise the final sentence of the second paragraph of this section to clarify, if true, that the relevant sublicensing fee is $5,000 *per month*.

Phase 2 – Development and Launch "Live at the Hive" . . . ., page 6

7. We note your disclosure in the second sentence of the first bullet point that the "Live at the Hive" membership website will generate sign-up revenue immediately upon release. Please revise to clearly indicate the anticipatory nature of this prediction. Also, please provide additional discussion regarding factors that may cause the rate of membership sign-ups to be slow in the first months, including the fact that sign-ups may be slow because you have an unknown and untested product.

8. We note your response to prior comment 12. Please revise the first bullet point to clearly state that all website features and functions discussed are planned and have not been developed.

9. Please revise the first paragraph on page 7 to provide more detail and clarity regarding functional requirements and how you documented these requirements. Disclose whether you plan to complete the website yourself or whether you have entered into an agreement with a website development company to complete the website. File any material agreements with your next amendment.

10. We note your response to prior comment 14. Please revise to provide brief discussion of the content of the sponsorship segments and how this content will provide a sponsor with "branding rights." For example, do you anticipate that the content will consist of general advertisement material or will there be hyperlinks to a sponsors' website? Will the sponsorship content be clearly delineated from the Bert the Bee content or will it be integrated? Please revise your Description of Business section to provide a more detailed discussion in this regard.

11. We note your response to prior comment 15. Please delete the words "wholesome" and "goodwill," which we view as inappropriate marketing language.

Issuance of SKGP Common Stock to the Former Shareholders . . . ., page 29

12. We note that in response to prior comment 18 you state that the company issued an aggregate of 1,065,000 shares of common stock for past consideration. Please revise to briefly describe the nature of the past consideration.

Quality Control, page 31

13. We note your response to prior comment 12. Please tell us how you intend to assemble the Board of Advisors and whether they will be paid. Also, please provide additional description of the "staff professionals from appropriate disciplines" that will be invited to join your Board of Advisors, including the types of professions, other than teaching and counseling, from which you will recruit individuals.

Copyrighted Titles:, page 32

14. We note your disclosure throughout your filing that your sublicense of the "Be Alert Bert" television series consists of twenty-six episodes. Please advise us why there are thirty-one titles listed here. Also, please revise the heading to clarify, if true, that these thirty-one titles are copyrighted television titles.

Internet Domain Names In Use or Planned For Use, page 33

15. We note your response to prior comment 22. Please revise to clarify that none of the reserved internet domain names are developed. Also, please revise your Summary section to disclose that the twenty-one reserved websites are not developed and you have no current or anticipated future uses for the domains.

Character Based Merchandise of Which the Company Maintains . . . , page 33

16. We note your response to prior comment 26. Please revise to disclose, if true, that your only strategy for selling merchandise will be through the E-commerce function of the "Live at the Hive" website or disclose any other business strategies. Also, please revise here to describe your plan to "bid out" new production in the forth quarter of 2009.

Summary of Product Development, page 35

17. We note your response to prior comment 23 and reissue in part. Please expand this section to discuss your plan of operations in greater detail, including specific steps you have taken or plan to take toward implementing your business strategy. We also note that you will require substantial amounts of additional financing to continue the operations of your business, either from Mr. Shergold, through public or private equity or debt financing, arrangements with security holders or other sources. Please revise to disclose your strategy for obtaining the necessary financing.

18. We note your response to prior comment 24. Please advise us whether you intend to develop commercials, as you disclose in the Summary of Product Development table on page 35. We also note that in several earlier versions of your filing, you stated that your business strategy included plans to develop character based thirty second commercials for television advertising. If your business strategy includes plans to develop or produce commercials, you are required to include such disclosure so investors may gain an adequate understanding of the material aspects of the business. If you have no such intention, delete the reference from the table. Similarly, add appropriate disclosure describing your plans to franchise kiosks or, alternatively, revise the registration statement to remove reference to the kiosks if no such plans exist.

19. Please revise your Summary of Product Development table to include disclosure regarding your plans to develop and sell character-based merchandise. Also, please revise to clarify the meaning of your disclosure in the third to last item in the table that you plan to "build out" the website.

Intellectual Property, page 36

20. We note that your Intellectual Property section is repeated in its entirety on page 31. Please delete.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel H. Morris
Attorney-Advisor

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008